UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s

Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibits

Pages
(a) Financial Statements

Reports of Independent Registered Public Accounting Firms	3-4

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	5

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	6

Notes to Financial Statements	7-12

Schedule of Assets (Held At End of Year) as of December 31, 2007	13

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	14

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP	15

23.2 Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Profit Participation Plan of Moody’s Corporation

We have audited the accompanying statement of net assets available for benefits of the Profit Participation Plan of Moody’s Corporation (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ KPMG LLP
New York, New York

June 27, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Profit Participation Plan of Moody’s Corporation

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Profit Participation Plan of Moody’s Corporation (the “Plan”) at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York

June 29, 2007

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Benefits

(amounts in thousands)

	December 31,
	2007	2006
ASSETS:
Investments, at fair value	$307,305	$289,273
Contributions receivable:
Employer	5,236	6,559
Participant	587	560

Total contributions receivable	5,823	7,119

Total assets	313,128	296,392

LIABILITIES:
Contribution refund payable (Note 6)	89	503

Total liabilities	89	503

Net assets available for plan benefits at fair value	313,039	295,889
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	328	468

Net assets available for plan benefits	$313,367	$296,357

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Benefits

(amounts in thousands)

Year ended December 31, 2007
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(21,096)
Dividends	12,335
Interest	2,014

Total investment loss	(6,747)

Contributions:
Participant	26,604
Employer	13,420

Total contributions	40,024

Total additions, net	33,277

Deductions from net assets attributed to:
Benefits paid to participants	17,376
Administrative expenses	134

Total deductions	17,510

Net increase in plan assets prior to transfer-in	15,767
Transfer-in of participants’ balances (Note 1)	1,243

Net increase in plan assets	17,010
Net assets available for benefits:
Beginning of the year	296,357

End of the year	$313,367

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan (the “Plan”) of Moody’s Corporation (“Moody’s” or the “Company”) is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following summary provides an overview of major Plan provisions and is provided for general information purposes. Employees who participate in the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Plan Merger and Transfer

The Wall Street Analytics, Inc. 401(k) Plan was merged into the Plan effective May 1, 2007, along with assets of $1.2 million. The transfer of the assets is reflected as “Transfer-in of participants’ balances” on the Statement of Changes in Net Assets Available for Benefits.

Eligibility

Full time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Part time employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following employment, or in any calendar year following employment.

Contributions

Participants contribute to the Plan by authorizing payroll deductions between 1% and 16% of their compensation as defined in the Plan. The Company makes matching contributions equal to 50% of the first 6% of annual compensation that is contributed to the Plan (the “Company Matching Contribution”). Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. A participant’s aggregate contributions may not exceed 16% of the participant’s compensation subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”). Payroll deductions for participant contributions and the corresponding Company Matching Contribution not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.

The Plan provides for additional Company matching contributions based on the Company’s earnings per share (“EPS”) (the “EPS Match”). In 2007 and 2006, an EPS Match was accrued when the Company’s growth in EPS versus the prior year was greater than 7%. The aggregate EPS Match for all eligible Plan participants was $3.8 million and $6.4 million in 2007 and 2006, respectively. These amounts were included in the employer contributions receivable balance in the financial statements at December 31, 2007 and 2006 and paid to the Plan in March 2008 and 2007, respectively. Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund and the Fidelity Low-Priced Stock Fund, which are not open to new investments.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 25% of their account balance in the Moody’s Common Stock Fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

Distributions

Upon retirement or other termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ vested benefits that are less than $1,000 will receive an automatic distribution of their balance. The Plan also permits participant withdrawals due to certain financial necessity to be made out of vested account balances.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2007 and 2006, interest rates on participant loans ranged from 5.75% to 11.50%. Principal and interest is paid ratably through semi-monthly payroll deductions.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2007 were $1.0 million. Forfeited amounts can be used to reduce future Company contributions. During the year ended December 31, 2007, approximately $1.2 million of the cumulative forfeiture pool was used to offset Company contributions. As of December 31, 2007 and 2006, the Plan held forfeited amounts totaling $0.4 million and $0.6 million, respectively.

Administration of the Plan

The Plan is administered by the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation, which has delegated certain authority related to the Plan to the Management Benefits and Compensation Committee. Fidelity Management Trust Company (the “Trustee”) is Trustee of the Plan and has custody of the Plan’s assets. During 2006, the Management Benefits and Compensation Committee designated United States Trust Company, National Association, (“Investment Manager”) as the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions (“Benefit Payments”) are recorded when paid. At December 31, 2007, all Benefit Payments processed and approved for payment had been paid by the Plan.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted to be measured at fair value by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. (“FSP”) FAS 157-2 (“FSP FAS 157-2), which partially defers the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Plan’s administrator is currently evaluating the impact that the pending adoption of SFAS No. 157 and FSP FAS 157-2 will have on the Plan’s financial statements.

In July 2006, the FASB released FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”). FIN No. 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN No. 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions are “more likely than not” to be sustained by the applicable tax authority. The Plan adopted this interpretation effective January 1, 2007 and the adoption of FIN No. 48 did not have any effect on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Plan participants that are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Investment Valuation

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the market value determined by the closing quoted price for the companies’ common stock on the last business day of the year. Investments in mutual funds are valued at quoted market prices based on the net asset value of the shares held by the Plan on the last business day of the year and generally are based on the fair value of the underlying assets. Common trust funds are valued at the net asset value of the shares held by the Plan on the last business day of the year and generally are based on the fair value of the underlying assets and on information provided by the funds’ managers. Participant loans are valued at cost which approximates fair value.

FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans,” were adopted by the Plan as of December 31, 2006. As such, fully benefit-responsive investment contracts are presented at fair value on the Statement of Net Assets Available for Benefits. The investments in the fully benefit-responsive investment contracts are adjusted to contract value which is equal to the principal balance plus accrued interest as contract value is the amount that participants ordinarily transact at. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) of Investments

The net appreciation (depreciation) in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

3. Investments, at fair value

The Plan’s assets are invested in various common trust funds, common stock funds and mutual funds as described below. Individual investment balances that represent 5% or more of net assets are listed separately as of the applicable date.

(dollar amounts in thousands)	December 31,
	2007	2006
Common Trust Funds:
Fidelity U.S. Equity Index Commingled Pool	$53,429	$50,910
Fidelity Managed Income Portfolio II (1)	43,242	39,069

Total	96,671	89,979

Common Stock Funds:
Moody’s Corporation Stock Fund (2)	27,413	55,268
Common stock funds individually less than 5% of net assets (3)	3,245	3,138

Total	30,658	58,406

Mutual Funds:
Fidelity Diversified International Fund	32,747	25,524
Fidelity Low-Priced Stock Fund	—	15,923
Spartan Extended Market Index Fund	16,964	15,336
Spartan International Index Fund	15,649	—
Fidelity Mid-Cap Stock Fund	23,863	14,465
Mutual funds individually less than 5% of net assets	88,163	67,274

Total	177,386	138,522

Participant loans	2,590	2,366

Total Investments at fair value	$307,305	$289,273

(1)	Contract value was $43,570 and $39,537 at December 31, 2007 and 2006, respectively.
(2)	Represents 752,620 and 784,353 shares of Moody’s Corporation common stock and $551 and $692 in cash at December 31, 2007 and 2006, respectively.
(3)	Represents 35,469 and 36,827 shares of Dun & Bradstreet Corporation common stock and $101 and $88 in cash at December 31, 2007 and 2006, respectively.

The Plan’s investments at December 31, 2007 appreciated (depreciated) in value (including realized and unrealized gains and losses) as follows:

(in thousands)
Common Trust Funds	$2,950
Common Stock Funds:
Moody’s Corporation Stock Fund	(25,303)
The Dun & Bradstreet Legacy Fund	261
Mutual Funds	996

Net Depreciation	$(21,096)

The Fidelity Managed Income Portfolio II (“the Fund”) consists of fully benefit-responsive investment contracts. The Plan’s interest in this investment is calculated by applying the Plan’s ownership percentage in the Fund to the total fair value of the entire Fund. Average annual yields relating to the Fund are presented below:

Average Yields	2007	2006
Based on actual earnings	4.69%	4.67%
Based on interest rate credited to participants	4.64%	4.37%

Crediting interest rates on the Fund are determined quarterly and are based on many factors based on a formula with the issuer, including current economic and market conditions and the general interest rate environment. There is no correlation between future crediting rates and the adjustment to the contract value as reported on the statement of net assets available for benefits.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fund. Such events could include, but are not limited to, the following: premature termination of contracts by the Fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Company does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

4. Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for certain Trustee fees and Investment Manager fees, which are charged to the Plan, and totaled approximately $134,000 for the year ended December 31, 2007. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan held 752,620 and 784,353 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $22.1 million and $21.9 million, respectively. The Plan earned dividends of approximately $245,000 from Moody’s Corporation common stock during the year ended December 31, 2007.

5. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, there is no provision for income taxes recorded in the Plan financial statements.

6. Reconciliation of Financial Statements to Form 5500

The following are reconciliations per the financial statements as of and for the year ended December 31, 2007, to the Form 5500:

(In thousands)
Net assets available for benefits per the financial statements	$313,367
Contributions refund payable due to corrective distributions (1)	89
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(328)

Net assets available for benefits per Form 5500	$313,128

Participant contributions per financial statements	$26,604
Contributions refund payable due to corrective distributions (1)	89

Participant contributions per Form 5500	$26,693

Benefits paid to participants per financial statements	$17,376
Plan year 2006 corrective distributions paid in 2007	503

Benefits paid to participants per the Form 5500	$17,879

Total investment loss per the financial statements	$(6,747)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Reversal of prior year	468
Adjustment of current year	(328)

Total investment income per the Form 5500	$(6,607)

(1)	Subsequent to the end of the year, the Company was notified by the Trustee that it failed the Internal Revenue Code Section
415(c), Annual Additions Limitation Test. This test examines the relationship of participant contributions between highly compensated and non-highly compensated participants. Based on the test results, the Plan is required to make corrective distributions to highly compensated participants for the 2007 plan year. These corrective distributions were made in 2008 and were recorded as a contribution refund payable at December 31, 2007.

7. Subsequent Events

Effective January 1, 2008, the following changes were made to the Plan:

•	The maximum participant contribution increased from 16% to 50 % of a participant’s compensation, subject to IRS limitations for pre-tax contributions.

•

The EPS Match, as discussed in Note 1, was discontinued and replaced with a formula that results in a contribution for all employees, regardless of whether they participate in the Plan, if the Company’s EPS growth is equal to or greater than 10%.

•

The Moody’s Corporation Stock Fund (“Stock Fund”) has become an Employee Stock Ownership Plan (ESOP) allowing participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.

•

Employees of the Company who are hired or rehired on or after January 1, 2008 will automatically be enrolled in the Plan with a 3% deferral rate unless they elect otherwise. The default fund for the automatic deferrals will be the Fidelity Freedom Fund that most closely matches the participants retirement dates based upon date of birth.

•

Employees of the Company who are hired or rehired on or after January 1, 2008 will be eligible to receive a retirement contribution which is based upon an eligible employee’s combined age and service as defined in the Plan. This contribution is a result of the Company’s defined benefit pension plan being frozen to new participants effective January 1, 2008.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

As of December 31, 2007

(tabular dollar amounts in thousands)

Identity of issuer, borrower or similar party	Maturity date	Annual interest rate		Number of shares/ units/ or principal amount	Current value
Employer-related investments:
* Moody’s Corporation Stock Fund				1,303,288	$27,413
The Dun & Bradstreet Legacy Fund				136,851	3,245

Total					30,658

Common trust funds:
Fully benefit-responsive investment contracts:
* Fidelity Managed Income Portfolio II				43,569,555	43,242
Non benefit-responsive investment contracts:
* Fidelity U.S. Equity Index Commingled Pool				1,115,904	53,429

Total					96,671

Mutual funds:
* Fidelity U.S. Bond Index Fund				1,389,212	15,129
PIMCO Total Return Fund				1,097,698	11,734
Lazard Emerging Markets Fund				260,598	6,223
Mainstay Large-Cap Growth Fund				1,673,907	12,102
DWS Real Estate Securities Fund				84,066	1,605
Goldman Sachs Midcap Value Fund				104,557	3,726
* Fidelity Freedom Income Fund				10,915	124
* Fidelity Freedom 2005 Fund				2,768	33
* Fidelity Freedom 2010 Fund				25,550	379
* Fidelity Freedom 2020 Fund				65,562	1,084
* Fidelity Freedom 2030 Fund				67,836	1,121
* Fidelity Freedom 2040 Fund				136,697	1,330
* Fidelity Freedom 2015 Fund				53,288	665
* Fidelity Freedom 2025 Fund				91,048	1,200
* Fidelity Freedom 2035 Fund				119,341	1,633
* Fidelity Freedom 2045 Fund				39,270	446
* Fidelity Freedom 2050 Fund				11,988	137
* Fidelity Equity-Income Fund				225,100	14,071
* Fidelity Low-Priced Stock Fund				374,930	15,421
* Fidelity Mid-Cap Stock Fund				816,100	23,863
* Fidelity Diversified International Fund				820,724	32,747
* Spartan Extended Market Index Fund				442,697	16,964
* Spartan International Index Fund				330,855	15,649

Total					177,386

* Participant loans	one month to 10 years	5.75 to 11.50	% %		2,590

					$307,305

*	Investment qualifies as a party-in-interest for the Plan for which a statutory exemption exists.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/s/ JOSEPH MCCABE
Joseph McCabe
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 27, 2008